As filed with the Securities and Exchange Commission on December 21, 2012

File No. 005-60291

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 8

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

OPNET TECHNOLOGIES, INC.

(Name of Subject (Issuer))

OCTAGON ACQUISITION CORP.

RIVERBED TECHNOLOGY, INC.

(Names of Filing Persons (Acquisition Subs))

Common Stock, par value $0.001 per share	693757108
(Titles of classes of securities)	(CUSIP number of class of securities)

Brett Nissenberg

General Counsel and Senior Vice

President of Corporate and Legal Affairs

Riverbed Technology, Inc.

199 Fremont Street

San Francisco, CA 94105

(415) 247-8800

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Keith A. Flaum, Esq.

James R. Griffin, Esq.

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, CA 94065

(650) 802-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$996,782,351.40	$135,961.11

*	Estimated solely for purposes of calculating the filing fee in accordance with Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on the product of (i) $41.695 (the average of the high and low prices per share of OPNET common stock on November 8, 2012, as quoted on the NASDAQ Stock Market, and (ii) 23,906,520 (the estimated maximum number of shares of OPNET common stock to be exchanged pursuant to the exchange offer and the subsequent merger).
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act, and Fee Rate Advisory #1 for fiscal year 2013, issued August 31, 2012, by multiplying the transaction value by 0.0001364.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16,777.07	Filing Party: Riverbed Technology, Inc.
Form or Registration No.: Form S-4	Date Filed: November 14, 2012

Amount Previously Paid: $119,184.04	Filing Party: Riverbed Technology, Inc. and Octagon Acquisition Corp.
Form or Registration No.: SC TO-T	Date Filed: November 14, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

CUSIP No. 683757108

1.	Name of Reporting Person Riverbed Technology, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or Item 2(e) ☐ N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 100(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 100(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) CO

(1)	These shares are held directly by Riverbed Technology, Inc.

2

CUSIP No. 683757108

1.	Name of Reporting Person Octagon Acquisition Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or Item 2(e) ☐ N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

INTRODUCTION

This Amendment No. 8 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), originally filed with the Securities and Exchange Commission on November 14, 2012 and amended on November 16, 2012, November 28, 2012, November 29, 2012, December 3, 2012, December 4, 2012, December 7, 2012 and December 18, 2012, by Riverbed Technology, Inc., a Delaware corporation (“Riverbed”) and Octagon Acquisition Corp., a Delaware corporation (“Acquisition Sub”) and a wholly-owned subsidiary of Riverbed, relating to the offer by Acquisition Sub to purchase all of the issued and outstanding shares of common stock of OPNET Technologies, Inc., a Delaware corporation (“OPNET”), par value $0.001 per share (the “Shares”), in exchange for (i) $36.55 in cash and (ii) 0.2774 of a share of common stock of Riverbed, in each case, subject to adjustment for stock splits, stock dividends and similar events, without interest thereon and subject to any required tax withholding, on the terms and conditions contained in the Prospectus/Offer to Exchange, as defined below), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Riverbed will not issue any fractional shares of common stock in connection with the Offer or the Merger (as defined below). OPNET stockholders will instead receive cash in exchange for any fractional shares otherwise issuable to them. This Amendment is being filed on behalf of Riverbed and Acquisition Sub.

The Offer is made pursuant to the Agreement and Plan of Merger, dated as of October 28, 2012 (as may be amended in accordance with its terms, the “Merger Agreement”), by and among Riverbed, Acquisition Sub, and OPNET, which contemplates the merger of Acquisition Sub with and into OPNET (the “Merger”) following the consummation of the Offer, with OPNET continuing as the surviving corporation and a wholly-owned subsidiary of Riverbed. Riverbed has filed Amendment No. 2 to its registration statement on Form S-4 (File No. 333-184932) with the Securities and Exchange Commission (the “SEC”) relating to the shares of Riverbed common stock to be issued to the stockholders of OPNET (other than Riverbed) in the Offer and the Merger (as amended, the “Registration Statement”). The Prospectus/Offer to Exchange forms a part of the Registration Statement (as amended, the “Prospectus/Offer to Exchange”).

The terms and conditions of the Offer and the Merger are set forth in the Prospectus/Offer to Exchange and in the related Letter of Transmittal, copies of which are Exhibits (a)(4) and (a)(1)(A) hereto, respectively.

All of the information set forth in the Prospectus/Offer to Exchange and the related Letter of Transmittal, and any prospectus supplement or other supplement thereto filed with the SEC by Riverbed, is hereby incorporated by reference in all items in this Schedule TO, except as otherwise set forth below.

The Schedule TO is amended and supplemented as follows:

ITEM 4.	TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

On December 18, 2012, Riverbed announced the completion of its acquisition of OPNET. Pursuant to the Merger Agreement, on December 18, 2012, Acquisition Sub merged with and into OPNET pursuant to a short-form merger under Section 253 of the General Corporation Law of the State of Delaware, with OPNET as the surviving corporation. As a result of the merger, the Shares ceased to be traded on the NASDAQ Stock Market after the close of trading on December 18, 2012.

On December 21, 2012, Riverbed announced the final proration calculations. A total of 20,520,263 Shares, representing approximately 87 percent of the Shares, were validly tendered and acquired in the Offer. As of December 17, 2012, OPNET had 23,513,232 Shares outstanding.

ITEM 8.	INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

Item 8 is hereby amended and supplemented by adding the following text thereto:

On December 17, 2012, at 12:00 midnight Eastern Time (one minute after 11:59 p.m.), Riverbed’s Offer to acquire the Shares expired. A total of 20,520,263 Shares, representing approximately 87 percent of the Shares, were validly tendered and acquired in the Offer. Pursuant to the Merger Agreement, Riverbed did not issue any fractional shares of common stock in connection with the Offer or the Merger. OPNET stockholders instead received cash in exchange for any fractional shares otherwise issuable to them.

Pursuant to the Merger Agreement, on December 18, 2012, following completion of the Offer, Acquisition Sub merged with and into OPNET, with OPNET surviving as a wholly-owned subsidiary of Riverbed. At the effective time of the Merger, each Share (other than shares held by Riverbed, OPNET or their respective subsidiaries, or held by stockholders of OPNET who properly asserted their appraisal rights under Delaware law) was converted into the right to receive (i) $36.55 in cash and (ii) 0.2774 of a share of common stock of Riverbed, in each case, subject to adjustment for stock splits, stock dividends and similar events, without interest thereon and subject to any required tax withholding. In addition, each Share held in treasury and owned, directly or indirectly, by Riverbed, Acquisition Sub and any wholly-owned subsidiary of OPNET was cancelled for no consideration. Following the Merger, Riverbed became the direct owner of 100 shares of OPNET common stock, representing 100 percent of the issued and outstanding shares of OPNET common stock.

ITEM 11.	ADDITIONAL INFORMATION.

Item 11(b) is hereby amended and supplemented by adding the text set forth in Item 4.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RIVERBED TECHNOLOGY, INC.

By:	/s/ Brett A. Nissenberg
Name:	Brett A. Nissenberg
Title:	General Counsel and Senior Vice President

OCTAGON ACQUISITION CORP.

By:	/s/ Brett A. Nissenberg
Name:	Brett A. Nissenberg
Title:	General Counsel and Senior Vice President

Date: December 21, 2012

EXHIBIT LIST

Exhibit Number	Description

(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on November 14, 2012).

(a)(1)(B)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on November 14, 2012).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on November 14, 2012).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on November 14, 2012).

(a)(4)	Prospectus/Offer to Exchange relating to shares of Riverbed Technology, Inc. common stock to be issued in the Offer and the Merger (incorporated by reference to the Registration Statement on Form S-4 filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on November 14, 2012).

(a)(5)(A)	Summary Advertisement as published in The Wall Street Journal on November 14, 2012 (incorporated by reference to Exhibit 99.5 to the Registration Statement on Form S-4 filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on November 14, 2012).

(a)(5)(B)	Joint Press Release issued by Riverbed Technology, Inc. and OPNET Technologies, Inc. on October 28, 2012 announcing the execution of the Agreement and Plan of Merger, dated as of October 28, 2012, by and among Riverbed Technology, Inc., Octagon Acquisition Corp. and OPNET Technologies, Inc. (incorporated by reference to the Current Report on Form 8-K filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on October 29, 2012).

(a)(5)(C)	Questions and Answers Script Regarding the Transaction (incorporated by reference to Riverbed Technology, Inc.’s filing with the Securities and Exchange Commission on October 29, 2012 pursuant to Rule 425).

(a)(5)(D)	Industry Analyst Presentation regarding OPNET Acquisition (incorporated by reference to Riverbed Technology, Inc.’s filing with the Securities and Exchange Commission on October 29, 2012 pursuant to Rule 425).

(a)(5)(E)	Slide Presentation entitled “Riverbed Technology Announces Intent to Acquire OPNET Technologies” (incorporated by reference to Riverbed Technology, Inc.’s filing with the Securities and Exchange Commission on October 29, 2012 pursuant to Rule 425).

(a)(5)(F)	Letter to OPNET Staff from Marc Cohen and Alain Cohen, dated October 29, 2012 (incorporated by reference to OPNET Technologies, Inc.’s filing with the Securities and Exchange Commission on October 29, 2012 pursuant to Rule 425).

(a)(5)(G)	Letter to Riverbed Employees, dated October 29, 2012 (incorporated by reference to Riverbed Technology, Inc.’s filing with the Securities and Exchange Commission on October 29, 2012 pursuant to Rule 425).

(a)(5)(H)	Questions and Answers Script Regarding Transaction, dated October 29, 2012 (incorporated by reference to OPNET Technologies, Inc.’s filing with the Securities and Exchange Commission on October 29, 2012 pursuant to Rule 425).

(a)(5)(I)	Letter to Riverbed Customers, dated October 29, 2012 (incorporated by reference to Riverbed Technology, Inc.’s filing with the Securities and Exchange Commission on October 29, 2012 pursuant to Rule 425).

(a)(5)(J)	Letter to Riverbed Partners, dated October 29, 2012 (incorporated by reference to Riverbed Technology, Inc.’s filing with the Securities and Exchange Commission on October 29, 2012 pursuant to Rule 425).

(a)(5)(K)	Transcript of Teleconference regarding Acquisition of OPNET, dated October 29, 2012 (incorporated by reference to Riverbed Technology, Inc.’s filing with the Securities and Exchange Commission on October 30, 2012 pursuant to Rule 425).

(a)(5)(L)	Letter to Riverbed Channel Partners, dated October 31, 2012 (incorporated by reference to Riverbed Technology, Inc.’s filing with the Securities and Exchange Commission on October 31, 2012 pursuant to Rule 425).

(a)(5)(M)	Letter to OPNET Partners from Todd Kaloudis, dated November 1, 2012 (incorporated by reference to OPNET Technologies, Inc.’s filing with the Securities and Exchange Commission on November 1, 2012 pursuant to Rule 425).

(a)(5)(N)	Questions and Answers Script Regarding OPNET, dated November 2, 2012 (incorporated by reference to Riverbed Technology, Inc.’s filing with the Securities and Exchange Commission on November 2, 2012 pursuant to Rule 425).

(a)(5)(O)	Questions and Answers Presentation Regarding Transaction (incorporated by reference to OPNET Technologies, Inc.’s filing with the Securities and Exchange Commission on November 2, 2012 pursuant to Rule 425).

(a)(5)(P)	Form of Email to OPNET Customers, dated November 2, 2012 (incorporated by reference to OPNET Technologies, Inc.’s filing with the Securities and Exchange Commission on November 2, 2012 pursuant to Rule 425).

(a)(5)(Q)	Transcript of UBS Teleconference regarding Acquisition of OPNET, dated November 15, 2012 (incorporated by reference to Riverbed Technology, Inc.’s filing with the Securities and Exchange Commission on November 15, 2012 pursuant to Rule 425).

(a)(5)(R)	News for Partners Statement by Riverbed Technologies, Inc., dated November 29, 2012 (incorporated by reference to Riverbed Technology, Inc.’s filing with the Securities and Exchange Commission on November 29, 2012 pursuant to Rule 425).

(a)(5)(S)	Transcript of investor conference, dated December 4, 2012 (incorporated by reference to Riverbed Technology, Inc.’s filing with the Securities and Exchange Commission on December 4, 2012 pursuant to Rule 425).

(b)(1)	Commitment Letter, dated as of October 28, 2012, by and among Riverbed Technology, Inc., Morgan Stanley Senior Funding, Inc. and Goldman Sachs Bank USA (incorporated by reference to Exhibit 7.1 to the Statement on Schedule 13D filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on November 6, 2012).

(b)(2)	Amended and Restated Commitment Letter, dated as of November 9, 2012, by and among Riverbed Technology, Inc., Morgan Stanley Senior Funding, Inc., Goldman Sachs Bank USA, Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 99.11 to the Registration Statement on Form S-4 filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on November 14, 2012).

(d)(1)	Agreement and Plan of Merger, dated as of October 28, 2012, by and among Riverbed Technology, Inc., Octagon Acquisition Corp. and OPNET Technologies, Inc. (incorporated by reference to Exhibit 2.1 from the Form 8-K filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on October 29, 2012).

(d)(2)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 99.1 from the Form 8-K filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on October 29, 2012).